SO 3/10/05

SECURI[illegible] 05036646 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFG Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 West Germantown Pike, Suite 460
(No. and Street)

Plymouth Meeting (City) PA (State) 19462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller (484) 530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) Connecticut (State) 06103-4508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFG Distribution Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
HEIDI REISS-TAIT, Notary Public
Plymouth Township, Montgomery County
My Commission Expires Oct. 24, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors and Shareholder of
PFG Distribution Company:

In planning and performing our audit of the financial statements and supplemental information of PFG Distribution Company (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2005

PFG Distribution Company

Financial Statements
For the Year Ended
December 31, 2004

PFG Distribution Company

Table of Contents

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of
PFG Distribution Company:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of PFG Distribution Company (the "Company") at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company has significant transactions with its parent, PFG Holdings, Inc. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2005

PFG Distribution Company

Statement of Financial Condition
as of December 31, 2004

ASSETS	
Cash	$ 103,660
Deferred federal income tax benefit	24,517
Total assets	$ 128,177
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Accounts payable	$ -
Shareholder's Equity:	
Common stock, $25 par value; 1,000 shares authorized issued and outstanding	25,000
Additional paid-in capital	150,770
Deficit	(47,593)
Total shareholder's equity	128,177
Total liabilities and shareholder's equity	$ 128,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Operations
for the year ended December 31, 2004

Revenues:		
Commissions on variable insurance products	$	46,835
Expenses:		
Allocated administrative expenses		46,835
Total expenses		46,835
Income from operations before income taxes		-
Federal income tax provision		-
Net income	$	-

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Shareholder's Equity
for the year ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Deficit	Total Shareholder's Equity
Balance, December 31, 2003	$ 25,000	$ 75,770	$ (47,593)	$ 53,177
Net income from operations	-	-	-	-
Capital contribution from parent	-	75,000	-	75,000
Balance, December 31, 2004	$ 25,000	$ 150,770	$ (47,593)	$ 128,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Cash Flows
for the year ended December 31, 2004

Cash, January 1	$	28,660
Cash flows from operating activities:		
Net income		-
Net cash provided by operating activities		-
Cash flows from financing activities:		
Capital contribution from parent		75,000
Net cash provided by financing activities		75,000
Cash, December 31	$	103,660

See accompanying notes to financial statements.

PFG DISTRIBUTION COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies:

Description of Business

PFG Distribution Company ("PDC" or "the Company") is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PDC is a wholly owned subsidiary of PFG Holdings, Inc. ("PFG"), which, through subsidiary companies, is engaged principally in the sale of insurance products. The Company does not hold customer accounts.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") rule 17a-5.

Cash

Cash consists of short-term deposits placed with a financial institution.

Income Taxes

For tax years ending on or before May 1, 2003, the Company filed a consolidated federal tax return with PFG and Philadelphia Financial Group, Inc., a wholly owned subsidiary of PFG. Subsequent to the acquisition of PFG by The Phoenix Companies, Inc. on May 1, 2003, the Company will file as a member of the consolidated federal tax return of The Phoenix Companies, Inc.

The Company and PFG are parties to a tax sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return. If unused, the net operating loss carryforwards of $42,110 and $30,000 originating in 1996 and 2000, respectively, will expire in 2016 and 2020, respectively. Accordingly, a deferred tax asset of $24,517 resulting from net losses incurred has been reflected in the accompanying statement of financial condition. Based on future expectations, management believes it is more likely than not that the Company will fully realize the deferred tax asset.

Revenue Recognition

Brokerage commission income and expenses are recorded on a trade-date basis.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Intercompany Transactions:*

The Company has entered into an expense agreement with its affiliate, AGL. Under the terms of the agreement, AGL agreed to pay all of the general and administrative expenses of the Company. The Company is not obligated to repay AGL for these payments to the extent the expenses exceed revenue. The Company incurred $57,501 in expenses for the year ended December 31, 2004, of which it paid $46,835 to AGL, in accordance with the intercompany agreement.

During 2004, PFG made a capital contribution to the Company in the amount of $75,000.

3. *Regulatory Matters*

Net Capital Requirement

The Company is a limited securities broker/dealer with the National Association of Securities Dealers ("NASD") and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2004, the Company had net capital, as defined, of $83,660.

4. *Exemption from Reserve Requirements:*

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of December 31, 2004, the Company was in compliance with the conditions of this exemption.

5. *Commitments and Contingencies*

The Company is involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

Supplemental Information

PFG Distribution Company

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2004

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	128,177
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		128,177
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		128,177
Deductions and/or charges:		
Non-allowable assets:		
Deferred income taxes		(24,517)
Other additions and/or credits		
Insurance deductible		(20,000)
Total deductions and/or charges		(44,517)
Net capital before haircuts on securities		83,660
Haircuts on securities (pursuant to Rule 15c3-1(f))		-
Net capital	$	83,660
Aggregate indebtedness:		
Items included in statement of financial condition		
Other accounts payable		-
Items not included in statement of financial condition		-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	-
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1000%	$	83,660
Ratio: aggregate indebtedness to net capital		-

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2004

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.